PHILLIPS NIZER LLP
666 Fifth Avenue
New York, NY 10103
Tel: 212-977-9700
Fax: 212-262-5152

 October 17, 2013

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Maryse Mills-Apteng
Special counsel

Re:	B.O.S. Better Online Solutions Ltd.
Registration Statement on Form F-3
Filed September 16, 2013
File No. 333-191183
Registration Statement on Form F-3
Filed September 12, 2013
File No. 333-191117

Ladies and Gentlemen:

On behalf of B.O.S. Better Online Solutions Ltd., an Israeli corporation (the “Company”), we have set forth below the Company’s responses to the Staff’s comment letter dated October 1, 2013 with respect to the Company’s Registration Statements on Form F-3.  The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto.

Registration Statement on Form F-3, File No. 333-191183
Filed September 16, 2013

General

1.
Please revise to clarify that although you are seeking to register 122,500 ordinary shares for resale under your Standby Equity Distribution Agreement, based on you current market price, it is unlikely that you will be able to raise the maximum amount of $600,000 from YA Global Master SPV Ltd. from these shares. In addition, disclose the number of shares that you expect to sell under the equity line based on the current market price.

The Company has revised the Registration Statement accordingly.

Prospectus Summary

The Offering

Standby Equity Distribution Agreement, page 4

2.
Please revise to describe the automatic reduction of the Advance Notice amount of 20% for each day during the pricing period that your ordinary shares are less than 90% of the market price on the day the Advance Notice is delivered, as provided in section 2.01(b) of the Standby Equity Distribution Agreement. Consider including an example of how this provision could impact the company's ability to sell under the agreement.

The Company has revised the Registration Statement accordingly

Undertakings, page 30

4.
Please revise your registration statement to remove the undertakings that are not applicable to resale offerings, such as those pursuant to Item 512 (a)(6) and/or (i) of Regulation S-K. We note similar language in your registration statement on Form F-3 file number 333-191117.

The referenced undertakings were removed from Amendment No. 1 to both Registration Statements on Form F-3.

Exhibit 4.1

5.	Please file your Standby Equity Distribution Agreement in its entirety, including omitted exhibits, schedules and attachments.

The entire Standby Equity Distribution Agreement is included as an exhibit to Amendment No. 1 to the Registration Statements on Form F-3.

Exhibit 5.1

6.
Your legality opinion that the shares being offered, upon issuance, will be duly authorized, validly, fully paid and non-assemble is subject to "assumptions, comments, qualifications, limitations and exception stated herein…" Please provide a revised legality opinion that specifically identifies and adequately discusses any such limitation or exception to your opinion, or remove such language. We note similar language in your legality opinion filed with your registration statement on Form F-3, file number 333-191117.

The qualifying language referred to above was removed from the opinions.

7.
Please provide a revised legality opinion that removed the language that the opinion is "furnished to you solely in connection with the Registration Statement and is not to be used, circulated quoted or otherwise referred to for any purpose without our express prior written permission." We note similar language in your legality opinion filed with your Form F-3, file number 333-191117.  Investors are entitled to rely on these opinions. Please refer to paragraph II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 19, 2011) for further guidance.

Revised legality opinions that comply with the Staff’s comment are filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statements on Form F-3.

Registration Statement on Form F-3, File No. 333-191117
Filed September 12, 2013

Prospectus Summery, page 3

8.
Please revise your prospectus summary and risk factor sections to describe the concurrent resale offering on behalf of YA Global Master Ltd. (Form F-3, File No. 333-1911183). You should provide specific quantitative and qualitative disclose regarding the impact of the concurrent resale offering. For example, your disclosures should clarify the maximum number of securities covered by the concurrent registration statement and the percentage of your outstanding securities that those shares represent.

The Company has complied with the Staff’s comment.

Selling Shareholders, page 18

9.
Please revise to clarify whether Catalyst Private Equity Partners (Israel) II L.P. or Telegraph Hill Capital Fund I, LLC are affiliated with broker-dealers. If so, please revise to clarify whether they purchased their shares in the ordinary course of business and whether, at the time of purchase of the securities to be resold, they has any agreements or understandings, directly or indirectly, with any person to distribute the securities. We note that Catalyst is an affiliate of Cukierman & Co. Investments House Ltd., which appears to be a broker-dealer offering investment banking services to you.

The Company has advised us that Catalyst Private Equity Partners (Israel) II L.P. is an affiliate of Cukierman & Co. Investment House Ltd. (“CIH”), which is not a broker-dealer. Also, Telegraph Hill Capital Fund I, LLC (“TH Cap”) is not a broker-dealer.  Each of Catalyst, CIH and TH Cap acquired the securities to be resold in the ordinary course of business, and at the time of purchase of these securities they did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

10.
Please revise to describe the business development services provided by Cukierman & Co. Investment House Ltd. In exchange for the securities offered in this registration statement. Your Business Development Addendum to the Services Agreement filed as Exhibit 4.4 to your Form F-20 filed June 30, 2010 refers to activities that you do not appear to be underwriting or investment banking activities. Also, please clarify the number of ordinary shares Cukierman & Co. received for business development services that are not related to investment banking services.

The Company has revised the Registration Statement accordingly. The Company has advised us that Cukierman & Co. Investment House Ltd. (“CIH”) has been providing the Company with services pursuant to a Services Agreement entered into in April 2003 and filed as Exhibit 4.4 to Form 20-F filed on June 17, 2004. In August 2004, the parties entered into an M&A Addendum to the Services Agreement (filed as Exhibit 4.5 to Form 20-F, filed on June 27, 2005) and in May 2010, the parties entered into a Business Development Addendum to the Services Agreement (filed as Exhibit 4.4 to Form 20-f filed June 30, 2010).

The Services Agreement provided (in Section 9.1(i)(a)) for a monthly retainer of $10,000 plus value added tax in consideration for the services. Section 9(i)(d) provided a break-down of the retainer fee as follows: Business Development activities: $3,650 per month; Private Placement activities: $3,650 per month, and Mergers and Acquisitions activities: $2,700 per month.

Commencing July 1, 2012 the Company has discontinued the Private Placement portion of the services. As a result, the retainer was reduced to $6,350, reflecting payment of the retainer for the Business Development activities and Merger and Acquisitions activities only. In addition, the parties agreed that payment shall be made in ordinary shares instead of in cash. Of the 6,501 ordinary shares issued to CIH for its services and included in the Registration Statement, 3,737 ordinary shares were issued for Business Development activities, and the balance of 2,764 ordinary shares was issued for Mergers and Acquisitions services.

On behalf of the Company, we acknowledge that:

a.	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.
the action of the Commission or the staff, acting pursuant to delegate authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.
the company may not assert staff comments and the declarations of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Very truly yours, /s/ Brian Brodrick Brian Brodrick